Zentek Announces Normal Course Issuer Bid

Guelph, Ontario - May 24, 2023 - Zentek Ltd. ("Zentek" or the "Company") (Nasdaq: ZTEK; TSX-V ZEN), announces that, subject to regulatory approval, it will conduct a normal course issuer bid (the "Bid"). The Bid will be for up to 4,979,349 common shares of the Company over a period of one year (the "Bid Period"), being approximately 5% of Company's issued and outstanding common shares of the Company's issued and outstanding common shares, with up to 1,991,739 common shares of the Company purchasable over any 30-day period within the Bid Period, being 2% of Company's issued and outstanding common shares. The Bid Period will commence on June 1st, 2023, and will continue until the earlier of May 31st, 2024, or the date by which the Company has acquired the maximum number of common shares which may be purchased under the Bid.

Management believes that the market price of the Company's common shares may not fully reflect the value of its business and future prospects, and as such it believes that purchasing its own common shares for cancellation is an appropriate strategy for increasing long-term shareholder value. The purchases will be made through the facilities of the TSXV, and the price at which the Company will purchase its common shares will be the market price of the shares at the time of acquisition. The Company has appointed Integral Wealth as its broker to conduct normal course issuer bid transactions.

About Zentek:

Zentek is an ISO 13485:2016 certified graphene technology company focused on the research, development, and commercialization of graphene-based novel products seeking to give our commercial partners a competitive advantage by making their products better, safer, and greener.

Zentek's patented technology platform ZenGUARD™, is shown to have 99% antimicrobial activity and to significantly increase the bacterial and viral filtration efficiency of both surgical masks and HVAC systems. Zentek's ZenGUARD™ production facility is located in Guelph, Ontario. Zentek's patent pending ZenARMOR™ technology platform is focused on corrosion protection applications.

For further information about Zentek:

Mitch Swergold, Director of Investor Relations

Tel: (917) 930-8723

Email: mswergold@zentek.com

Dr. Francis Dubé, Executive Chairman

Tel: (289) 821-2820

Email: fdube@zentek.com

Forward-Looking Statements

This news release contains forward-looking statements. Since forward-looking statements address future events and conditions, by their very nature they involve inherent risks and uncertainties. Although Zentek believes that the assumptions and factors used in preparing the forward-looking information in this news release are reasonable, undue reliance should not be placed on such information, which only applies as of the date of this news release, and no assurance can be given that such events will occur in the disclosed time frames or at all. Zentek disclaims any intention or obligation to update or revise any forward-looking information, whether as a result of new information, future events or otherwise, other than as required by law.

Neither the TSX Venture Exchange nor its Regulation Services Provider (as that term is defined in the policies of the TSX Venture Exchange) accepts responsibility for the adequacy or accuracy of this release.